

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

November 20, 2015

VIA ELECTRONIC MAIL

J. Neil McMurdie, Esq.
Voya Retirement Insurance and Annuity Company
Suite 1100 – East Tower
1301 K Street, N.W.
Washington, D.C. 20005-3373

> RE: Voya Retirement Insurance and Annuity Company ("Voya"):
> Variable Annuity Account C of Voya
>   Florida University System Optional Retirement Program, and
>   Florida Senior Management Service Optional Annuity Program
> Initial Registration Statement filed on Form N-4
> File Nos. 811-02513 and 3333-207045

Dear Mr. McMurdie:

The staff reviewed the above-referenced initial registration statement, which the Commission received on September 21, 2015. We have given the registration statement a full review. Based on our review, we have the following comments. Unless noted otherwise, page references are to the pages in the courtesy copy of the prospectus provided to the staff on September 21, 2015, and Item references are to the item numbers set forth in Form N-4.

GENERAL

1.   Please disclose to the staff whether there are any types of guarantees or support agreements with any third parties.

2.   Please confirm that the date of the prospectus will be the same as or about the date of effectiveness.

3.   Please confirm that the EDGAR series/class identifiers will appropriately be revised prior to effectiveness of the registration statement.

<u>PROSPECTUS</u>

4.   Front Cover Page

Please confirm that all information required by Item 1(a) appears on the front cover page, *e.g.*, names of the portfolio companies.

5.   Fee Table (page 6)

In the "*" footnote following the Examples, please specify where "Example A" can be found.

6.   In the first sentence following the caption "Who Holds Rights Under the Contract?" on page 10 please insert "plan" in lieu of "annuity contract."

7.   Investment Options (page 11)

a.   In the second sentence of the second paragraph under "Variable Annuity Account C," please insert "whether or not realized" after "losses." Item 5(b)(ii)(A).

b.   Please define the term "fund" in the second sentence under "Funds Available Through the Separate Account." please insert "whether or not realized" after "losses." Item 5(b)(ii)(A).

c.   At the end of the fifth sentence under "Funds Available Through the Separate Account," please add "and read them carefully." Item 5(d).

d.   In the third bullet point under "Right to Change the Separate Account" on page 12, please disclose what happens if the most recent allocation instructions on file do not include any available subaccounts and alternative allocation instructions are never received.

8.   Fees (page 13)

Please include a description of the loan initiation fee in this section rather than providing a cross-reference to another section.

9.   Under "Purchase Payments to Your Account" on page 17, please disclose how subsequent purchase payments and transfers are priced if received in good order after the close of the NYSE.

Please use terminology consistently throughout the prospectus. For example, the term "subaccount unit values" is used in the first sentence of the subsection "Value of

Transferred Dollars" under the "Transfers" section on page 17 when the term "AUV" is used throughout the previous section.

10.   Limits on Frequent or Disruptive Transfers (page 18)

The Company reserves the right to suspend Electronic Trading Privileges for activity falling outside the definition of Excessive Trading (third paragraph on page 19) or to impose other limitations if frequent trading is detected by an underlying fund (second to last paragraph on page 19).

Therefore, please add risk disclosure to account for the discretionary nature of imposing restrictions in these situations.

11.   Withdrawals (page 21)

Please expand the second bullet point under "Calculation of Your Withdrawal" to briefly explain when a withdrawal amount would not be based on the account value calculated as of the next valuation after a withdrawal request in good order is received.

Please also explain to the staff the legal basis for such delayed pricing procedures.

12.   Income Phase (page 25)

a.   Please include the charges discussed under "Charges Deducted" on page 26 in the "Fees" section beginning on page 13.

b.   Please provide disclosure regarding the following:

   i.   Annuity commencement date per Item 8(b),

   ii.   Frequency and duration of income phase payments and the effect these have on the level of payments per Item 8(c), and

   iii.   The effect of assumed net investment rate per Item 8(d).

13.   Federal Tax Considerations (page 28)

a.   Please confirm that this section is current and accurate and otherwise complies with all disclosure requirements of Item 12.

b.   Please revise and correct the cross-reference provided in the second sentence of the first paragraph in page 29

14.   In "Contract Distribution" beginning on page 35, please disclose the commissions paid to dealers as a percentage of purchase payments.

15.   Appendix I

Under "Interest Rates," please disclose the guaranteed minimum interest rate for the Fixed Plus Account II.

STATEMENT OF ADDITIONAL INFORMATION

16.   Please reconcile the description of the contract as group and individual contracts with the prospectus which only refers to group contracts.

17.   Please revise the fifth paragraph under "General Information and History" to reflect the actual applicable separate account expenses identified in the fee table.

PART C

18.   Item 24(b) Exhibits

a.   Please revise exhibits provided under Item 24(b)(4) to clarify what each exhibit represents and confirm that each is applicable and specific to the contract described in the prospectus.

b.   Please disclose where the exhibit for (13) Powers of Attorney is located and also provide the notaries for Joseph Horan and Michael Smith.

19.   For Item 27, please disclose the number of owners of qualified and non-qualified contracts.

20.   Please provide values for all components of the table required by Item 29(c) or explain to the staff why such disclosure is not required.

21.   Financial Statements, Exhibits, and Certain Other Information

Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

22.   Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

****

Responses to these comments should be made in a letter to the staff and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

      If you have any questions, you are welcome to call me at (202) 551-6767. Mail or deliveries should include reference to Mail Stop 8629 and should include all nine digits of the following zip code: 20549-8629. My facsimile number is (202) 772-9285.

Sincerely,

/s/ Sonny Oh

Sonny Oh
Senior Counsel
Insured Investments Office